May 24, 2006

PHILIPS CEO UPDATES MARKET AT J.P. MORGAN CONFERENCE

San Francisco, California – Today, Gerard Kleisterlee, President and Chief Executive Officer of Royal Philips Electronics (NYSE: PHG, AEX: PHI), will be giving a presentation at J.P. Morgan’s 34th Annual Technology Conference in San Francisco, California, in which he will update the market on Philips’ continuing transformation into a healthcare, lifestyle and technology company, and will discuss how the company is focusing on creating opportunities for profitable growth.

In his presentation, Mr. Kleisterlee will review steps Philips continues to take to expand its profitable and growing Medical, Lighting and Domestic Appliance businesses. He will also address how the company is taking up a position in promising new fields – such as the new market in consumer health and wellness, as seen in yesterday’s announcement by Philips that it will acquire the UK mother and babycare products company AVENT Holdings Ltd. At the conference, Mr. Kleisterlee will also confirm that Philips is on track to meeting its medium-term growth and profitability targets.

The presentation starts at 08.40 am local time and will be available via audio webcast at http://equityconferences.jpmorgan.com/.

For more information, please contact:
Jeannet Harpe
Philips Corporate Communications
Tel.: +31 20 59 77199
Email: jeannet.harpe@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.